UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COGENTIX MEDICAL, INC.

(Name of Subject Company (Issuer))

Camden Merger Sub, Inc.

(Offeror)

a direct wholly owned subsidiary of

LM US Parent, Inc.

(Parent of Offeror)

Investor AB

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19243A104

(CUSIP Number of Class of Securities)

Camden Merger Sub, Inc.

c/o Investor AB

Arsenalsgatan 8c

SE-103 32

Stockholm, Sweden

Attention: Petra Hedengran

Telephone: +46-735-24-20-97

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

James C.H. Lee

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO solely relates to a planned tender offer by Camden Merger Sub, Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Cogentix Medical, Inc., a Delaware corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of March 11, 2018, by and among the Offeror, LM US Parent, Inc. (“Parent”) and the Company. This Schedule TO is being filed on behalf of the Offeror, Parent and Investor AB, a publicly held limited liability company organized under the laws of Sweden (“Investor AB”). The Offeror is a wholly-owned subsidiary of Parent, and Parent is controlled by Investor AB, which is engaged principally in business as a diversified industrial holding company.

The tender offer for the purchase of the issued and outstanding shares of the Company’s Common Stock described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that the Offeror will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, the Offeror will file tender offer materials on Schedule TO, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMPANY COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Stock of the Company at no expense to them. The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available) will be made available for free at the SEC’s website at www.sec.gov or by directing a request to the Offeror or its agent for the offer (who will be named by the Offeror in the tender offer materials).

EXHIBIT INDEX

Exhibit 99.1	Press Release, dated March 12, 2018
Exhibit 99.2	Press Release, dated March 12, 2018 (incorporated by reference to Exhibit 99.3 to Cogentix Medical, Inc.’s Form 8-K, filed on March 12, 2018)